UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	July 13, 2005	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

VIMPELCOM ANNOUNCES THE ACQUISITION OF CELLULAR COMPANY WITH

OPERATIONS IN SAKHALIN, A PART OF FAR EAST SUPER-REGION OF RUSSIA

Moscow (July 13, 2005) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced it has completed the acquisition of approximately 84.4% of the outstanding shares of Closed Joint Stock Company “Sakhalin Telecom Mobile” (“STM”) which holds GSM-1800 and D-AMPS licenses for the territory of Sakhalin, and 60% of Limited Liability Company Joint Venture “Sakhalin Telecom Limited (“ST”), a fixed line alternative operator. As a result, VimpelCom has secured its entry to the mobile telephony market of Sakhalin, one of the regions within the Far East super-region where the Company does not have a super-region license to conduct cellular operations. VimpelCom purchased 84.4% of the outstanding shares of STM for a total cash purchase price of approximately $51.2 million and 60% of ST for a total cash purchase price of approximately $5 million (in each case subject to certain adjustments).

The main shareholder of both operators was the British company Cable and Wireless plc (“Cable & Wireless”), which owned 61.4% of STM (through a subsidiary) and 60% of ST. Under the terms of the transaction, STM and ST were to be purchased simultaneously. Further, VimpelCom has undertaken, as the majority shareholder, to ensure that ST repays its debt of US$2.2 million to Cable & Wireless. VimpelCom has intention to sell the 60% of ST in the future.

STM’s GSM-1800 and D-AMPS licenses cover a territory with a population of approximately 550,000. According to company estimates, STM’s subscriber base at the end of June 2005 was more than 96,000 (including more than 95,500 GSM subscribers), which according to company estimates represented a market share of approximately 45.7% in the Sakhalin region. According to independent estimates, the penetration rate in Sakhalin is approximately 35.5%.

Commenting on today’s announcement, Nikolai Pryanishnikov, Executive Vice President – General Director, Regions, VimpelCom, said, “We are very pleased to announce the acquisition of STM which gives us access to operations in an important region of the Far East, where we do not have GSM license”.

With the acquisition of STM, VimpelCom is operating in 76 out of 89 subjects of the Russian Federation.

VimpelCom is a leading international provider of telecommunications services, operating under the “Beeline” brand in Russia and Kazakhstan. In addition, VimpelCom is continuing to use the “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136.5 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s shares are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are based on Management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these

VimpelCom announces the acquisition of cellular company with operations in Sakhalin, a part of Far East super-region of Russia statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, STM’s ability to continue to grow its overall subscriber base, to comply with the terms of its licenses and frequencies, to comply with notices issued from the regulator relating to its licenses, and other factors. VimpelCom cannot assure investors that STM will continue to hold a strong market position in Sakhalin, that it will remain profitable, or that VimpelCom will be successful in integrating STM into the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com